Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-180256

NORTHSTAR REALTY FINANCE CORP.

8.875% SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK

Final Term Sheet

October 3, 2012

Issuer:  NorthStar Realty Finance Corp.

Security:  8.875% Series C Cumulative Redeemable Preferred Stock

CUSIP: 66704R 506

ISIN:  US66704R5063

NYSE listing symbol: NRFPrC

Shares offered:  5,000,000 shares

Over-allotment option:  750,000 shares

Type of security:  SEC Registered—Registration Statement No. 333-180256; preliminary prospectus supplement, subject to completion, dated October 3, 2012

Public offering price:  $25.00 per share; $125,000,000 total (assuming the over-allotment option is not exercised) or $143,750,000 total (assuming the over-allotment option is exercised in full)

Underwriting discounts and commissions:  $0.7875 per share; $3,937,500 total (assuming the over-allotment option is not exercised) or $4,528,125 total (assuming the over-allotment option is exercised in full)

Net proceeds to the Issuer, before expenses:  $24.2125 per share; $121,062,500 total (assuming the over-allotment option is not exercised) or $139,221,875 total (assuming the over-allotment option is exercised in full)

Maturity:  Perpetual (unless redeemed or repurchased by the Issuer or converted by an investor in connection with a Change of Control).

Dividend rate:  8.875% per annum of the liquidation preference per share, when, as and if declared; cumulative from, and including, October 11, 2012

Liquidation preference:  $25.00 per share

Optional redemption:  Not redeemable prior to October 11, 2017, except under circumstances intended to preserve the Issuer’s qualification as a REIT for federal income tax purposes and except as otherwise described below under “Special optional redemption.” On or after October 11, 2017, the Issuer may, at its option, redeem any or all of the shares of Series C Preferred Stock at a redemption price of $25.00 per share, plus any accrued and unpaid dividends to the redemption date (subject to an exception described in the preliminary prospectus supplement).

Special optional redemption:  Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem any or all of the shares of Series C Preferred Stock within 120 days after the first date on which such Change of Control occurred at a redemption price of $25.00 per share, plus any accrued and unpaid dividends to the redemption date (subject to an exception described in the preliminary prospectus supplement).  If, prior to the Change of Control Conversion Date (as defined below), the Issuer has provided notice of its election to redeem some or all of the Series C Preferred Stock (whether pursuant to its optional redemption right or this special optional redemption right), the holders of Series C Preferred Stock will not have the conversion right described below under “Conversion rights” with respect to the shares of Series C Preferred Stock called for redemption.

Change of control:  A “Change of Control” is deemed to occur when, after the original issuance of the Series C Preferred Stock, the following have occurred and are continuing: (i) (1) a “person,” including any syndicate or group deemed to be a person within the meaning of Sections 13(d)(3) and 14(d)(2) of the Exchange Act, becomes the ultimate “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group will be deemed to have beneficial ownership of all shares of voting stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of voting stock representing more than 50% of the total voting power of the Issuer’s total voting stock, or (2) the consummation of a merger or share exchange of the Issuer with another entity where the Issuer’s stockholders immediately prior to the merger or share exchange would not beneficially own, immediately after the merger or share exchange, shares representing 50% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate group vote) to which all stockholders of the corporation issuing cash or securities in the merger or share exchange would be entitled in the election of directors, or where members of the Issuer’s board of directors immediately prior to the merger or share exchange would not immediately after the merger or share exchange constitute a majority of the board of directors of the corporation issuing cash or securities in the merger or share exchange; and (ii) following the closing of any transaction referred to in clause (i) above, neither the Issuer nor the acquiring or surviving entity has a class of common equity securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE MKT or the NASDAQ Stock Market, or listed or quoted on an exchange or quotation system that is a successor to any such securities exchange.

Conversion rights:  Upon the occurrence of a Change of Control, each holder of Series C Preferred Stock will have the right, subject to the Issuer’s election to redeem the Series C Preferred Stock as described above under ‘Optional redemption” and “Special optional redemption,” prior to the Change of Control Conversion Date, to convert each share of the Series C Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock equal to the lesser of:

•                  the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series C Preferred Stock plus the amount of any accrued and unpaid dividends thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date occurs after a dividend payment record date and prior to the corresponding dividend payment date for the Series C Preferred Stock, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price (as defined herein); and

•                  7.69231, or the Share Cap, subject to adjustments to the Share Cap for any splits, subdivisions or combinations of the Issuer’s common stock,

in each case, on the terms and subject to the conditions described in the preliminary prospectus supplement, including provisions for the receipt, under specified circumstances, of alternative consideration as described in the preliminary prospectus supplement.

The “Change of Control Conversion Date” is the date the Series C Preferred Stock is to be converted,

which will be a business day selected by us that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series C Preferred Stock.

The “Common Stock Price” is (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by Pink OTC Markets Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.

The “Exchange Cap,” which is the aggregate number of shares of the Issuer’s common stock (or equivalent alternative conversion consideration) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right, equals the product of the Share Cap times the aggregate number of shares of the Series C Preferred Stock issued and outstanding at the Change of Control Conversion Date.

Trade date:  October 3, 2012

Settlement and delivery date:  October 11, 2012 (T+5)

Joint book-running managers:	UBS Securities LLC
Citigroup Global Markets Inc.

Co-lead managers:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
Stifel, Nicolaus & Company, Incorporated

Co-managers:	JMP Securities LLC
MLV & Co. LLC
Sterne, Agee & Leach, Inc.

The Issuer has filed a registration statement (including a prospectus dated April 27, 2012) and a preliminary prospectus supplement, subject to completion, dated October 3, 2012 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it from UBS Securities LLC by calling toll-free 877-827-6444, ext. 561 3884, or from Citigroup Global Markets Inc. by calling toll-free 800-831-9146.